Exhibit 3.1

AMENDMENT NO. 1

TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF EVERFLOW EASTERN PARTNERS, L.P.

This Amendment No. 1 to Amended and Restated Agreement of Limited Partnership (this “Amendment”) is entered into on May 10, 2018, by Everflow Management Limited, LLC, an Ohio limited liability company, in its capacity as the general partner (in such capacity, the “General Partner”) of Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Partnership”).

RECITALS

A.     The Partnership was formed pursuant to an Agreement of Limited Partnership dated September 13, 1990, and a certificate of limited partnership filed with the Secretary of State of Delaware on September 14, 1990.

B.     The Partnership and the Partners and Assignees are presently governed by a certain Amended and Restated Agreement of Limited Partnership dated as of February 10, 2010 (the “Partnership Agreement”). Capitalized terms used without definition above or below in this Amendment have the meanings defined for such terms in the Partnership Agreement.

C.     Title XI of the Bipartisan Budget Act of 2015, P.L. 114-74, Nov. 2, 2015, 129 Stat. 585 (the “BBA”) amended Chapter 63, Subchapter C, of the Code by, among other things, eliminating the concept of the “tax matters partner,” replacing it with the concept of the “partnership representative,” and changing the manner in which audits of partnership tax returns filed for partnership taxable years beginning after December 31, 2017, are to be conducted and underpayments arising from audit adjustments are to be assessed.

D.     Section 10.1 of the Partnership Agreement authorizes the General Partner to amend the Partnership Agreement without the consent of any Limited Partner or Assignee in order to reflect, among other things, (i) a change that is necessary or advisable in the opinion of the General Partner to ensure that the Partnership will not be treated as an association taxable as a corporation for federal income tax purposes, or (ii) a change that the General Partner has determined does not adversely affect the Limited Partners in any material respect, or (iii) a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

E.     Section 13.2 of the Partnership Agreement authorizes the General Partner to determine in its sole discretion whether to make any available tax election.

F.     The changes to the Partnership Agreement effected by this Amendment are necessary or advisable in the opinion of the General Partner to ensure that the Partnership will not be treated, even in a limited respect, as an association taxable as a corporation for federal income tax purposes, and the General Partner has determined that such changes do not adversely affect the Limited Partners in any material respect, and such changes are necessary or desirable to satisfy requirements, conditions or guidelines contained in the BBA or the Regulations.

Now, therefore, the Partnership Agreement is hereby amended as follows:

1.     The Partnership Agreement is hereby amended by deleting Section 13.8 thereof (“Withholding Taxes”) in its entirety and replacing it with the following Section 13.8 (“Withholding Taxes and Other Tax Payments by the Partnership”):

13.8     Withholding Taxes and Other Tax Payments by the Partnership.

(a)     The General Partner may treat taxes paid by the Partnership on behalf of all or less than all of the Partners as a distribution of cash to such Partners, as a general expense of the Partnership, or as payments made by the Partnership on behalf of such Partners or former Partners subject to such Partners’ or former Partners’ return obligations (as provided in Section 13.8(c)), in each instance as determined appropriate under the circumstances by the General Partner.

(b)     Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code and further including, without limitation, withholding requirements with regard to the sale of any United States real property interests, the distribution of cash or property to any Assignee who is not an Eligible Citizen, or the transfer of Units. Without limiting the foregoing, in its sole discretion and as provided for in the Regulations under Section 1445 of the Code, the General Partner may elect to withhold a portion of any distribution made to Assignees who are not Eligible Citizens or who fail to provide to the Partnership an appropriate Eligibility Certification or other documentation in accordance with the applicable provisions of such Regulations. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from any allocation or distribution to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 5.8 or Section 12.2(e) in the amount of such withholding from such Partner or Assignee.

(c)     If the Partnership pays an imputed underpayment under Section 6225 of the Code or any analogous provision of the laws of any state or locality, the General Partner may require that some or all of the Partners of the Partnership in the year to which such imputed underpayment relates return to the Partnership all or a portion of the distributions received by the Partner from the Partnership equal to the Partner’s allocable share of that underpayment (including interest, penalties and other additions to tax), or to the extent of any Partner’s allocable share of that underpayment, may treat such payment as an advance of distributions that would otherwise be made contemporaneously or in the future to such Partner pursuant to Section 5.8 or Section 12.2(e), in the General Partner’s sole discretion. This obligation to return distributions made by the Partnership and this right so to treat such payments as advances shall not apply to a Partner to the extent that (i) the Partnership received a modification of the imputed underpayment under Section 6225(c)(2) of the Code (or any analogous provision of state or local law) due to the Partner’s filing of one or more amended tax returns and payment of any resulting tax (including interest, penalties and other additions to tax), (ii) the Partner is a tax-exempt entity (as defined in Section 168(h)(2) of the Code) and either the Partnership received a modification of the imputed underpayment under Section 6225(c)(3) of the Code (or any analogous provision of state or local law) because of such Partner’s status as a tax-exempt entity or the Partnership did not make a good faith effort to obtain a modification of the imputed underpayment due to such Partner’s status as a tax-exempt entity, or (iii) the Partnership received a modification of the imputed underpayment under Section 6225(c)(4)-(6) of the Code (or any analogous provision of state or local law) as a result of other information that was either provided by the Partner or otherwise available to the Partnership with respect to the Partner. The obligation hereby imposed on Partners, including former Partners, to return distributions made by the Partnership applies irrespective of whether such Persons are Partners of the Partnership at the time the Partnership pays the imputed underpayment, and the return of such distributions shall not be treated as a Capital Contribution or otherwise impact the Capital Account of the Person returning them.

2.     The Partnership Agreement is hereby further amended by appending to Article XIII thereof (“Tax Matters”) the following new Section 13.9 (“Partnership Representative”):

13.9      Partnership Representative.

(a)     The General Partner is the Tax Matters Partner with respect to taxable periods beginning before January 1, 2018. Subject to the provisions hereof, with respect to taxable periods beginning on or after January 1, 2018, the “partnership representative” of the Partnership as defined for purposes of Section 6223 of the Code and under any applicable state or local law providing for an analogous capacity (the “Partnership Representative”) shall be the General Partner or such other Person whom the General Partner may designate with respect to such taxable period. The Partnership Representative is authorized and required to represent the Partnership, at the Partnership’s expense, in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. The Partnership Representative shall exercise any and all authority of the partnership representative under the Code, including, without limitation, binding the Partnership and the Partners with respect to tax matters and determining whether to make any available election under Section 6226 of the Code or an analogous election under state or local law, which election permits the Partnership to pass any partnership adjustment through to Persons who were Partners of the Partnership in the year to which such partnership adjustment relates, and the Partnership Representative shall have the authority to make such election with respect to any such Person irrespective of whether such Person is a Partner of the Partnership at the time such election is made. Each Partner, during and after the time that such Person is a Partner of the Partnership, agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the Partnership Representative. For Persons that are not tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the Partnership Representative’s discretion to seek modifications of an imputed underpayment, this cooperation includes (i) filing amended federal, state or local tax returns, paying any additional tax (including interest, penalties and other additions to tax), and providing the Partnership Representative with an affidavit swearing to those facts (all within the requisite time periods), and (ii) providing any other information requested by the Partnership Representative in order to seek modifications of an imputed underpayment. For Persons that are tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the Partnership Representative’s discretion to seek modifications of an imputed underpayment, this cooperation includes providing the Partnership Representative with information necessary to establish the Person’s tax-exempt status. This agreement to cooperate applies irrespective of whether such Persons are Partners of the Partnership at the time of the requested cooperation.

(b)     Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the Partnership Representative if the Partnership has either (i) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (ii) made the information for which notice is required available on any internet site maintained by the Partnership and accessible to Partners and affected former Partners, whether or not such a Person remains a Partner in the Partnership at the time such information is so made available. Notwithstanding anything herein to the contrary, nothing in this provision shall obligate the Partnership Representative to provide notice to Partners or other Persons other than as required by the Code.

(c)     The General Partner may amend the provisions of this Agreement as it determines appropriate to satisfy any requirements, conditions, or guidelines set forth in any amendment to the provisions of Subchapter C of Chapter 63 of Subtitle F of the Code, any analogous provisions of the laws of any state or locality, or the promulgation of regulations or publication of other administrative guidance thereunder.

3.     Miscellaneous Provisions. Except as specifically amended as set forth in paragraph 1 and paragraph 2 above, the Partnership Agreement remains unchanged by this Amendment. As so amended, the Partnership Agreement remains in full force and effect. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

{The remainder of this page is intentionally left blank.}

In witness whereof, the General Partner has executed and delivered this Amendment No. 1 to Amended and Restated Agreement of Limited Partnership as of the date first written above.

GENERAL PARTNER:

EVERFLOW MANAGEMENT LIMITED, LLC

By:	Everflow Management Corporation, its
Managing Member

By:	/s/ Brian A. Staebler
Brian A. Staebler
Vice President